

January 7, 2011

Mr. Steven R. Fox
President and Chief Financial Officer
Stalar 2, Inc.
317 Madison Ave., Suite 1520
New York, New York 10017

>   **Re: Stalar 2, Inc.**
>   **Form 10-K for Fiscal Year Ended September 30, 2010**
>   **Filed December 28, 2010**
>   **File No. 000-52972**

Dear Mr. Fox:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2010

Item 9A(T). Controls and Procedures, page 5

1. Please revise to provide the disclosures required by Items 308T(a)(2) and 308T(a)(3) of Regulation S-K.

2. Please tell us how the omission of management's report on internal control over financial reporting affects management's conclusion regarding the effectiveness of your disclosure controls and procedures as of September 30, 2010. If you continue to believe that your disclosure controls and procedures are effective, provide us with a discussion of the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as

discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, note that failure to file management's report on internal control over financial reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act reporting responsibilities. Alternatively, please amend your Form 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures (i.e., not effective as of September 30, 2010).

Changes in Internal Controls Over Financial Reporting, page 6

3. Please revise to disclose any changes in your internal control over financial reporting during your last fiscal quarter, rather than "subsequent to the date of the evaluation", in accordance with Item 308T(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Angela Halac, Staff Accountant, at 202-551-3398 or Brian K. Bhandari, Accounting Branch Chief, at 202-551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant